FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 22, 2015
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces listing of its ordinary shares on the Tel Aviv Stock Exchange in connection with a potential public debt offering in Israel”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: April 22, 2015

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES LISTING OF ITS
ORDINARY SHARES ON THE TEL AVIV STOCK
EXCHANGE IN CONNECTION WITH A POTENTIAL
PUBLIC DEBT OFFERING IN ISRAEL

HERZLIYA, Israel, April 22, 2015 – Optibase Ltd. (NASDAQ: OBAS) ("Optibase" or the "Company") announces that it has published today a Listing Document in Israel for the listing of all of its ordinary shares on the Tel Aviv Stock Exchange ("TASE"). The Company's ordinary shares may begin trading on the TASE as of April 29, 2015.

The Company has published such Listing Document in connection with a potential public debt offering of the Company in Israel. The dual-listing of the Company's ordinary shares on the TASE allows the Company to enjoy certain relieves in connection with the reporting obligations in Israel both with respect to the Company's prospectus for the debt offering and with the Company's ongoing reporting obligations following the debt offering (if, and to the extent, it is completed).

No final decision on an offering (or any terms thereof) has been made and any offering is subject to the receipt of the Company's Board of Directors' approval, receipt of an approval from the TASE for the prospectus that may be published in Israel and receipt of a permit from the Israel Securities Authority for the Company's prospectus.

The securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Optibase

Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our financing plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, whether or not the company will be able to raise capital through the sale of debt securities, the final terms and timing of the proposed offering, the satisfaction of customary conditions related to the proposed public offering, the impact of general economic, industry or political conditions in Israel or internationally, and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.